SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Eco-Stim Energy Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27888D101
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,436 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,436 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,436 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%*
14	TYPE OF REPORTING PERSON IA, CO

* See also the Proxy Right described in Item 4.

CUSIP No. 27888D101	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation ("Fir Tree" or the "Reporting Person"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 27888D101	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of $2,038,045.25 to acquire the Common Stock reported in this Schedule 13D (the "Purchased Shares"). The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

On March 3, 2017, a Fir Tree Fund, entered into a Purchase, Sale and Assignment Agreement with certain funds managed by Albright Capital Management LLC ("ACM"), the Issuer and certain subsidiaries of the Issuer (the "Purchase, Sale and Assignment Agreement") for: (i) the purchase of the Common Stock reported in this Schedule 13D and the Existing ACM Note (as defined below), (ii) the purchase of 1,000 Class C Shares of Eco-Stim Energy Solutions Argentina S.A., an affiliate of the Issuer and (iii) the assignment and delegation to the Fir Tree Fund of all rights, powers, benefits, privileges, discretions, and duties and interest in, to and under the agreements related to such securities.

The foregoing description is a summary of the Purchase, Sale and Assignment Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Simultaneously, the Fir Tree Fund and the Issuer entered into an Amended and Restated Convertible Note Facility Agreement (the "Amended and Restated Convertible Note Facility Agreement"). Pursuant to the terms of the Amended and Restated Convertible Note Facility Agreement, the Issuer issued a secured promissory note (the "Amended and Restated Convertible Note") in a principal amount of $22 million, which replaces the Issuer's outstanding 14% convertible notes due 2018 in the aggregate principal amount of $22,000,000 issued to ACM in 2014 (the "Existing ACM Note"), and a secured promissory note (the "New Convertible Note", and together with the Amended and Restated Convertible Note, the "Notes") in a principal amount of approximately $19.4 million, representing an additional $17 million aggregate principal amount of convertible notes purchased from the Issuer by the Fir Tree Fund on March 6, 2017 and approximately $2.4 million principal amount of convertible notes issued to the Fir Tree Fund in payment of accrued and unpaid interest on the Existing ACM Note acquired by FT Holdings from ACM.

The New Convertible Note (and, in certain circumstances, the Amended and Restated Convertible Note) will be automatically converted into Common Stock at a price of $1.40 per share, contingent upon the Issuer receiving approval of the conversion by shareholders representing a majority of the outstanding Common Stock not held by the Fir Tree Fund, and subject to certain other conditions set forth in the Notes and the Amended and Restated Convertible Note Facility Agreement. The Issuer will seek prompt shareholder approval of the conversion of the Notes. Assuming the conversion of both Notes at the current conversion price, the Issuer will issue 29,538,787 shares of Common Stock to Fir Tree, which together with the shares of Common Stock reported herein, would represent approximately 67.2% of the shares of Common Stock, assuming there remains 14,416,727 (see Item 5(a)) shares of Common Stock outstanding as of such time. The unpaid principal amount of the Notes bears an interest rate of 20% per annum and matures on May 28, 2018.

CUSIP No. 27888D101	SCHEDULE 13D	Page 5 of 9 Pages

The Amended and Restated Convertible Note Facility Agreement further provides that all obligations thereunder are and will be: (i) subject to certain terms and exceptions, jointly and severally guaranteed by certain of the Issuer's subsidiaries and (ii) secured by liens on certain of the assets of the Issuer and the subsidiary guarantors.

As a condition precedent for the closing of the Amended and Restated Convertible Note Facility Agreement, the Issuer entered into an Amended and Restated Stockholder Rights Agreement (the "A&R Stockholder Rights Agreement") with the Fir Tree Fund and certain other stockholders party thereto (the "Specified Stockholders").

Pursuant to the A&R Stockholder Rights Agreement, Fir Tree has the right to nominate three individuals (the "Fir Tree Nominees") for election to the board of directors of the Issuer (the "Board") for so long as it beneficially owns at least 5% of the issued and outstanding Common Stock (calculated on a fully diluted basis). Accordingly, on March 6, 2017, Messrs. David Proman, Andrew Teno and Andrew Colvin, employees of Fir Tree, were appointed to the Board. For so long Fir Tree has the right to nominate three members of the Board, the Specified Stockholders have agreed in the A&R Stockholder Rights Agreement to vote all shares of Common Stock they hold (based on information and belief, the Specified Stockholders currently hold 4,204,437 shares of Common Stock in the aggregate) in favor of the election of the Fir Tree Nominees as directors and in favor of the conversion of the Notes, which agreement is enforceable by all parties thereto, including by Fir Tree who was granted a proxy to that effect (the "Proxy Right"), the Company and the Specified Stockholders.

The A&R Stockholder Rights Agreement also includes certain approval, preemptive and other rights so long as Fir Tree maintains certain ownership threshold of the Common Stock.

On March 7, 2017, the Fir Tree Fund and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer granted certain registration rights to Fir Tree with respect to the shares of Common Stock held by the Fir Tree Fund (the "Registrable Securities"), including those shares of Common Stock issuable upon the conversion of the Notes.

The foregoing descriptions are summaries of the Notes, the Amended and Restated Convertible Note Facility Agreement, the A&R Stockholder Rights Agreement and the Registration Rights Agreement and do not purport to be complete and are qualified in their entireties by reference to the full texts thereof. The Amended and Restated Convertible Note and the New Convertible Note which are filed as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively, are incorporated herein by reference. The Amended and Restated Convertible Note Facility Agreement, the A&R Stockholder Rights Agreement and the Registration Rights Agreement which are referenced as Exhibit 4, Exhibit 5 and Exhibit 6 to this Schedule 13D, respectively, and which are filed as Exhibits 10.1, 4.1 and 4.2 to the Issuer's Current Report on Form 8-K
filed with the Securities and Exchange Commission on March 9, 2017 (the "March 2017 Form 8-K"), respectively, are incorporated herein by reference.

CUSIP No. 27888D101	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4). The percentages used in this Schedule 13D are calculated based upon 15,027,841 shares of Common Stock issued and outstanding, as set forth in the Amended and Restated Convertible Note Credit Facility. Since the conversion of the Notes is contingent upon a material contingency outside the control of Fir Tree, the number of shares of Common Stock and the percentages set forth on the Reporting Person's cover page do not give effect to the conversion of the Notes.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4).

(c)	Except as described in Item 4, the Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 27888D101	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Sale, Purchase and Assignment Agreement.

2.	Amended and Restated Convertible Note.

3.	New Convertible Note.

4.	Amended and Restated Convertible Note Facility Agreement (incorporated by reference to Exhibit No. 10.1 to the March 2017 Form 8-K).

5.	A&R Stockholder Rights Agreement (incorporated by reference to Exhibit No. 4.2 to the March 2017 Form 8-K).

6.	Registration Rights Agreement (incorporated by reference to Exhibit No. 4.1 to the March 2017 Form 8-K).

CUSIP No. 27888D101	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 27888D101	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Chairman of the Board	United States	Chairman of the Board of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Donald McCarthy	Chief Financial Officer	United States	Chief Financial Officer of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
David Sultan	Managing Director	United States	Managing Director of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Brian Meyer	General Counsel	United States	General Counsel of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Martin Towey	Chief Compliance Officer	United States	Chief Compliance Officer	55 West 46th Street, 29th Floor, New York, NY 10036